Duke Energy (DUK): Oversight of Political and Lobbying Activity by the Problematic Corporate Governance Committee is Not an Effective Substitute for Stronger Disclosure

In this time of unprecedented transformation in the electric utility industry, Duke Energy Corp.’s (“Duke’s”) long-term prospects depend on aligning its political and lobbying activities with changing market and regulatory realities. At the upcoming annual general meeting, Duke shareholders have the opportunity to vote on two proposals asking the company to provide more information about its political activities:

Proposal 4: Shareholder Proposal Regarding Political Contributions

Proposal 5: Shareholder Proposal Regarding Providing an Annual Report on Duke Energy’s Lobbying Expenses

Shareholders should support both proposals on their own merits:

●	Although political contributions and lobbying are central to Duke’s strategy, Duke does not disclose all of its memberships in and payments to trade associations and tax-exempt organizations that write and endorse model legislation, which engage in substantial political activity relevant to Duke’s business.
●	Duke’s policy-related activities have focused intensely on defeating efforts aligned with the Paris Climate Agreement, exacerbating risk that Duke will invest in long-lived generation assets using fossil fuels that will be uneconomic to operate in an environment that requires lower carbon intensity.

In addition, shareholders should support both proposals because oversight by the Corporate Governance Committee (the “Committee) is not an effective substitute for disclosure. The leadership, composition and track record of that Committee cast doubt on its ability to promote the best interests of Duke’s long-term shareholders. Concerns include:

●	The Committee Chair, Lead Independent Director Michael Browning, should have retired under the company’s mandatory retirement age. The company’s current proxy also obscures the fact that he has 29 years of service on the board of Duke or its predecessor companies. The Committee – which Browning leads – passed a waiver allowing him to remain instead.
●	A second member of the Committee, former Nucor executive Daniel DiMicco, has publicly ridiculed efforts to reduce carbon emissions, claiming in 2015 that they were not a serious problem but rather a “Gov’t $$$$ grab.” While DiMicco was Nucor’s CEO, the company funded the Heartland Institute, which describes its climate program as countering “UN climate nonsense” and “global warming alarmism and propaganda.” His presence on the Committee casts doubt on its ability to provide effective oversight over the Company’s policy-related activity in the interests of long-term investors. Investors may consider whether DiMicco's hostility toward policy action to mitigate climate change is appropriate for Duke’s board at all, let alone the committee providing oversight over the Company’s sustainability efforts and political activity.
●	Duke’s half-hearted and unsuccessful efforts at implementing a majority-supported shareholder proposal call into question the Committee’s responsiveness to shareholders. Majorities of Duke’s voting shareholders voted 3 years in a row for resolutions to eliminate supermajority voting requirements, first as a shareholder proposal (2016) and then as a management proposal (2017 and 2018). The management proposals required a supermajority of outstanding (not just voting) shares to pass; however, Duke invested no extra resources in soliciting investor votes, and then did not include the proposal in its 2019 proxy, effectively blunting the implementation of a reform effort supported by a majority of its shareholders.

Duke faces unprecedented challenges and opportunities due to climate change, but the Company’s policy advocacy undermines long-term investor interests

Duke is the largest US investor-owned utility by generation and, according to the Energy and Policy Institute, emits more carbon than any other investor owned utility.1 Duke’s long-term prospects depend on its ability to rapidly transform its business model in response to the disruptions and decarbonization policy imperatives caused by climate change. The US energy policy landscape is shifting significantly, as states are adopting ambitious targets for complete decarbonization of electricity within their jurisdictions.2 The falling costs of renewable energy sources and systems are rapidly upending fundamental assumptions underlying utility investments in fossil fuel-based infrastructure,3 and corporate customers are increasingly demanding power generated from only renewable sources, at times going around electric utilities to obtain clean power directly.4 Utilities that fail to adjust capital and political expenditures to this new reality risk investing in long-lived capital assets that will be uneconomic to operate and may be unable to pass on costs associated with those investments to ratepayers. In addition to these substantial business risks, utilities and their investors face further danger from the devastating effects changing environmental conditions can have on electric utility infrastructure.5

At the same time, electric utilities have much to gain from the economy-wide transition away from fossil fuels. Electrification can support transformation of other sectors, such as transportation, boosting demand for electric power. More capital intensive renewable generation can support higher earnings growth, as regulated utilities generally can earn a rate of return on capital investments but not fuel and other operating costs.6 Despite these risks and opportunities, Duke has not adopted a long-term commitment to reduce its carbon intensity, unlike utilities Xcel Energy and Southern. The Company’s short-term commitment would leave its generation capacity majority-fossil fuel (58% coal and natural gas) by 2030.7

Participation in the political process, whether election-related or lobbying activities, is core to Duke’s strategy and has the potential to affect Duke’s business for decades, given the long lives of generating assets. Duke recognizes this centrality in its statement in opposition to proposal 4, on election-related spending: “As a public utility holding company, Duke Energy is highly regulated and significantly impacted by public policy decisions at the local, state and federal levels. As such, the Board believes that Duke Energy’s public policy engagement is essential to protect the interests of Duke Energy, our customers, employees, shareholders, and communities.”8

We believe that Duke’s political and influence strategy does not serve the long-term interests of the Company’s shareholders, along with other stakeholders. Among the 250

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largest listed industrial companies worldwide, Duke is one of the 35 most influential in lobbying against measures aligned with the Paris Climate Agreement, according to research group InfluenceMap.9 As a member of the “secretive” Utility Air Regulatory Group, Duke funded lobbying against the Clean Power Plan and the Mercury and Air Toxics Standard.10

Duke’s CEO Lynn Good serves as the Chairman of the Edison Electric Institute (“EEI”), a trade association for investor-owned utility companies that has lobbied against solar incentives11 and the Clean Power Plan.12 Duke is a member of the American Legislative Exchange Council (“ALEC”), which continues to oppose climate action despite that stance having caused members such as ExxonMobil, Royal Dutch Shell, and Google to leave in recent years.13 Duke is even facing emerging challenges to its monopoly business model in its home state of North Carolina, as civil society organizations believe introducing competition will accelerate full energy decarbonization.14

Duke’s current disclosures on political and lobbying activity are insufficient, and the Committee’s leadership, composition, and track record raise further concerns about its oversight

In opposing the shareholder proposals on disclosure of election-related and lobbying spending, Duke argues that it already provides disclosure and oversight of its political spending and public policy engagement (i.e., lobbying).15 But Duke does not disclose all of its trade associations that engage in lobbying or political spending; for example, its most recent report omits the EEI,16 of which Duke is a member,17 presumably because dues do not exceed Duke’s threshold of $50,000. Nor does Duke disclose its membership in or dues paid to groups like ALEC that draft and promote model legislation.

Moreover, the leadership, composition and track record of the Committee, which is charged with overseeing Duke’s political activities, cast doubt on its ability to provide robust oversight, strengthening the case for enhanced disclosure. In addition to reviewing Duke’s political activities, policies, and practices “for consistency with Duke’s best interests,” the Committee is charged with recommending members to serve on board committees, evaluating the board’s composition to ensure that it has the “requisite expertise,” reviewing policies and programs related to sustainability, and recommending changes to Duke’s corporate governance principles, charter and bylaws.18

Lead Director and Corporate Governance Committee Chair Michael Browning

The Committee is chaired by Lead Director Michael Browning, who should have retired from the board as a result of Duke’s mandatory retirement age and director tenure limit. Duke’s Principles of Corporate Governance (the “Principles”) in effect until December 2018 provided, without any mention of waiver, that “the normal retirement date will be the annual meeting held in the calendar year following the calendar year in which such director reaches the age of 71.”19 Browning turned 71 in May 2017, and thus should have retired at the 2018 annual meeting. He did not, however. Duke’s 2018 proxy statement asserted that the board “may elect to waive the policy in circumstances it deems necessary” and disclosed that the Committee (of which Browning was chair20) had recommended that the board waive the retirement age as applied to Browning and another director, which it did.21 (The

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other director will not stand for reelection at the 2019 annual meeting.22) In December 2018, the Principles were amended to permit such waivers.23

The December 2018 amendment of the Principles also added a director tenure limit, which states that “independent directors are normally expected to retire from the Board by not standing for reelection” in the year of their fifteenth anniversary of service, unless the board has requested that the director serve an additional term or terms.24 Duke’s proxy statements from 2015 through 2019 state that Browning’s tenure as a Duke director began in 2006, putting him at 13 years of service. But proxy statements in earlier years stated that Browning had been a director of Duke or its predecessor companies since 1990, which would mean his tenure is 29 years, much longer than the 15-year tenure limit contained in the Principles.25 Duke has not disclosed a waiver of the tenure limit for Browning.

Browning’s biographies from the 2014 and 2015 proxy statements show the change in how Duke describes Browning’s tenure:

Figure 1: Browning Biographies from Duke's 2014 and 2015 Proxy Statements

2014 DUK Proxy, p. 16	2015 DUK Proxy, p. 12

Corporate Governance Committee Member Daniel DiMicco

The Committee’s second longest serving member, after Browning, is Daniel DiMicco, an outspoken climate denialist and former CEO of Nucor, a steel company with an abysmal environmental record. DiMicco has publicly ridiculed efforts to reduce carbon emissions, claiming in 2015 that they were not a serious problem but rather a “Gov’t $$$$ grab.”26 While DiMicco was Nucor’s CEO, the company funded the Heartland Institute, which describes its climate program as countering “UN climate nonsense” and “global warming alarmism and propaganda.”27 In 2012, Heartland launched a billboard campaign that linked acceptance of the scientific evidence on climate change to Unabomber Ted Kaczynski (see Figure 2 below).28 DiMicco defended continued funding of Heartland, claiming that “Nucor has been consistent in its support for scientific answers instead of political consensus.”29

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Figure 2: 2012 Billboard from the Heartland Institute

During DiMicco’s tenure as CEO, Nucor paid fines to federal regulators for environmental violations on 16 occasions, including a $98 million settlement with the EPA and Department of Justice for failure to control pollution released from steel factories in seven states. At the time, it was the largest EPA settlement with a steel company.30 In light of Nucor’s record and DiMicco’s views, it is troubling that he has been designated as a board member with environmental experience.31 We believe that DiMicco’s membership on the Committee raises concerns, given its role in overseeing not only political activities but also sustainability initiatives.

The Committee failed to implement governance reform repeatedly supported by the majority of the Company’s shareholders

Finally, Duke’s half-hearted and unsuccessful efforts at implementing a majority-supported shareholder proposal call into question the Committee’s responsiveness to shareholders. In 2016, holders of 53 percent of shares voted supported a shareholder proposal to eliminate supermajority voting requirements.32 The following year, Duke submitted a management proposal (the “Supermajority Management Proposal”) that would have done so via several charter amendments; due to one of those supermajority voting requirements, approval required support from 80 percent of outstanding shares.33

Ample evidence existed, heading into the 2017 annual meeting, that the 80 percent threshold would be difficult to achieve without significant effort. Over the previous several years, shareholder turnout for Duke’s annual meetings—the proportion of outstanding shares “present” at the meeting for quorum purposes--had averaged around 84 percent.34 But brokers are prohibited from voting shares for which their clients have not provided voting instructions (“uninstructed shares”) on non-routine matters, including charter amendments. Backing out uninstructed shares, turnout from 2013 through 2016 was only between 59 and 62 percent of outstanding shares. What’s more, Duke had submitted a similar management proposal to lower supermajority voting requirements, though only

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from 80 to 75 percent, at the 2012 annual meeting.35 That proposal garnered support from about 52 percent of outstanding shares, far short of the level needed to pass.36

Despite these obvious challenges, Duke did not increase the resources devoted to shareholder solicitation for the 2017 annual meeting, which could have persuaded more shareholders to vote. Duke reported spending $21,000 on outside solicitors for the 2017 meeting, the same amount it had spent every year from 2012 through 2016. It was therefore unsurprising that the Supermajority Management Proposal was supported by just under 59 percent of outstanding shares.37

Again in 2018, Duke submitted the Supermajority Management Proposal to shareholders, explaining that “The Board has once again decided to propose this amendment in the hopes that it will receive the affirmative vote of the combined voting power of 80 percent of the outstanding shares . . . .” Duke did not back up those “hopes,” however, with any increased spending on shareholder solicitation. Indeed, Duke spent $1,000 less in 2018 than it had in 2017. Only 62 percent of outstanding shares supported the Supermajority Management Proposal in 2018. 38 The Supermajority Management Proposal does not appear in the 2019 proxy statement.

Under its charter, the Committee has responsibility for recommending charter and bylaw amendments and changes to Duke’s corporate governance principles to the Board, as well as updating the Board on developments in corporate governance. Analyzing voting patterns among Company shareholders and recommending the allocation of additional resources to give the Supermajority Management Proposal a better chance of passing could reasonably be viewed as falling within the Committee’s general bailiwick, even if they are not specifically identified in the Committee’s charter.

In our view, the Committee bears at least some responsibility for the minimal level of effort expended on the Supermajority Management Proposal in 2017 and 2018. In its failure to pursue the issue in 2019, the Company has effectively buried the matter for another year, meaning that a governance reform supported by at least a majority of voting shareholders three years in a row has still not been implemented.

1 https://www.energyandpolicy.org/duke-energy/

2 https://news.bloombergenvironment.com/environment-and-energy/all-clean-power-goals-trending-among-climate-wary-states

3 https://www.forbes.com/sites/dominicdudley/2018/01/13/renewable-energy-cost-effective-fossil-fuels-2020/#17ea250e4ff2

4 https://www.tdworld.com/renewables/more-large-corporations-go-green-utilities-are-feeling-loss

5 https://www.wsj.com/articles/pg-e-wildfires-and-the-first-climate-change-bankruptcy-11547820006

6 See https://www.climatemajority.us/s/net-zero-report-rdba.pdf for a more comprehensive discussion of these risks and opportunities.

7 https://www.duke-energy.com/_/media/pdfs/our-company/shareholder-climate-report.pdf, p. 7.

8 See Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 21, 2019 (“2019 Proxy Statement”), at 68.

9 InfluenceMap, “Corporate Carbon Policy Footprint,” at 12 (Sept. 2017).

10 https://www.politico.com/story/2019/02/20/epa-air-pollution-regulations-wehrum-1191258

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11 https://www.nytimes.com/2017/07/08/climate/rooftop-solar-panels-tax-credits-utility-companies-lobbying.html;

12 https://thehill.com/policy/energy-environment/247384-utilities-lobby-top-obama-officials-on-climate-rule

13 See https://www.reuters.com/article/us-exxon-mobil-alec/exxon-mobil-joins-exodus-of-firms-from-lobbying-group-alec-idUSKBN1K231R; http://time.com/3430949/silicon-valley-alec-lobby/; https://www.theguardian.com/business/2015/aug/07/royal-dutch-shell-alec-climate-change-denial

14 https://pv-magazine-usa.com/2019/02/18/north-carolina-groups-call-for-end-to-utility-monopoly-to-advance-solar-wind-and-storage/

15 2019 Proxy Statement, at 68, 70.

16 See https://www.duke-energy.com/_/media/pdfs/our-company/investors/julytodecember2018pacreport.pdf

17 See http://www.eei.org/about/members/uselectriccompanies/Documents/memberlist_print.pdf

18 See https://www.duke-energy.com/our-company/investors/corporate-governance/board-committee-charters/corporate-governance

19 Principles of Corporate Governance amended and restated as of Dec. 10, 2015 (available at https://web.archive.org/web/20170505123541/https://www.duke-energy.com/our-company/investors/corporate-governance/principles-corp-governance)

20 See Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 22, 2018 (“2018 Proxy Statement”), at 5; 2019 Proxy Statement, at 4.

21 2018 Proxy Statement, at 9.

22 2019 Proxy Statement, at 4.

23 Principles of Corporate Governance amended and restated as of Dec. 13, 2018 (available at https://www.duke-energy.com/our-company/investors/corporate-governance/principles-corp-governance). Browning was chair of the Committee when these amendments were adopted.

24 Principles of Corporate Governance amended and restated as of Dec. 13, 2018 (available at https://www.duke-energy.com/our-company/investors/corporate-governance/principles-corp-governance)

25 See, e.g., Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 17, 2011, at 6; Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 20, 2014, at 16.

26 https://twitter.com/danrdimicco/status/676408672902209536

27 https://www.heartland.org/publications-resources/publications/summary-audit-executive-branch-websites-promoting-global-warming-alarmism-and-propaganda

28 http://polluterwatch.com/blog/nucor%E2%80%99s-hypocrisy-funding-heartland-institutes-attacks-climate-change-science, https://www.theguardian.com/environment/blog/2012/may/04/heartland-institute-global-warming-murder.

29 https://www.documentcloud.org/documents/369291-nucor-response-letter.html#document/p1/a60274

30 See https://violationtracker.goodjobsfirst.org/prog.php?parent=nucor&company=nucor; https://www.justice.gov/archive/opa/pr/2000/December/703enrd.htm

31 2019 Proxy Statement, at 5.

32 https://www.sec.gov/Archives/edgar/data/1326160/000110465916119780/a16-10869_18k.htm

33 Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 23, 2017, at 68.

34 Turnout was determined by adding together the for, against and abstain votes on Duke’s management proposal to ratify the appointment of the external auditor, a routine matter on which brokers may vote uninstructed shares.

35 Definitive Proxy Statement of Duke Energy Corp. filed on Mar. 22, 2012, at 21.

36 https://www.sec.gov/Archives/edgar/data/1326160/000110465912035149/a12-11767_18k.htm

37 It did receive support from over 96% of shares voted. (https://www.sec.gov/Archives/edgar/data/1326160/000132616017000113/a5-10x17form8xkamvotingres.htm)

38 https://www.sec.gov/Archives/edgar/data/1326160/000132616018000131/finalform8-kre2018annualme.htm

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